

SI 16021570

Mail Processing Section

JUL 13 2016

Washington DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-43500

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/15 (MM/DD/YY) AND ENDING 03/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kota Global Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Hanover Square, #18C
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew K. Greene 917-855-1705
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Ave, Suite 200 (Address) Fairfield (City) NJ (State) 07004 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED 2016 JUL 13 PM 2:04 SEC / TM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MATTHEW K. GREENE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KOTA GLOBAL SECURITIES, INC., as of YEAR ENDED MARCH 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Matthew Greene
Signature

CEO
Title

Olga Elkina
Notary Public

OLGA ELKINA
Notary Public, State of New York
Qualified in Kings County
No. 01EL6303972
My Commission Expires 05/19/2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) EXEMPTION REPORT

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804


ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Kota Global Securities, Inc.

We have audited the accompanying statement of financial condition of Kota Global Securities, Inc. as of March 31, 2016 and the related statements of operations, changes in stockholder's equity (deficiency), cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of Kota Global Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles use and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kota Global Securities, Inc. as of March 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Kota Global Securities, Inc.'s financial statements. The supplemental information is the responsibility of Kota Global Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

The accompanying financial statements have been prepared assuming that Kota Global Securities, Inc. will continue as a going concern. As discussed in Note A to the financial statements, Kota Global Securities, Inc. has suffered significant losses from operations and has limited cash. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, NJ
July 7, 2016

KOTA GLOBAL SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2016

ASSETS

Assets:	
Prepaid expenses	$ 689
Total assets	$ 689

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIENCY)

Liabilities:	
Accrued expenses and other	$ 202,605
Commitments and Contingencies	
Stockholders' Equity (Deficiency)	(201,916)
Total liabilities and stockholder's equity (deficiency)	$ 689

See notes to financial statements.

KOTA GLOBAL SECURITIES INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2016

Revenues:		$ -
Expenses:		
	Professional and consulting fees	14,400
	Regulatory fees	6,993
	Communications	1,600
	Interest	1,325
	Other	1,108
Total Expenses and Net Loss		$ 25,426

See notes to financial statements.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
KOTA GLOBAL SECURITIES INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2016

Cash Flows from Operating Activities:	
Net loss	$ (25,426)
Adjustments to reconcile net loss to net cash provided by operations:	
Increase in accrued expenses and other liabilities	22,112
Decrease in prepaid expenses	3,335
Net cash provided by operating activities	21
Cash Flows from Financing Activities:	
Capital withdrawals	(23)
Net cash used in financing activities	(23)
Net Decrease in Cash and Cash Equivalents	(2)
Cash and Cash Equivalents - March 31, 2015	2
Cash and Cash Equivalents - March 31, 2016	$ -
Supplemental disclosures of cash flow information:	
Interest paid	$ -
Income taxes paid	$ -

See notes to financial statements.

KOTA GLOBAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
YEAR ENDED MARCH 31, 2016

	Common Stock	Additional Paid -in Capital	Retained Earnings (Deficit)	Total
Balance - April 1, 2015	$ 1,000	$ 7,354,294	$(7,531,761)	$ (176,467)
Capital Contibutions	-	-	-	-
Capital Withdrawals		(23)		(23)
Net Loss	-	-	(25,426)	(25,426)
Balance - March 31, 2016	$ 1,000	$ 7,354,271	$(7,557,187)	$ (201,916)

Common Stock:
5,000 shares authorized, 5,000 issued and outstanding, par value $.20

See notes to the financial statements.

Note A – Organization and Significant Accounting Policies

Nature of Business and Material Uncertainty as to Going-Concern

Kota Global Securities, Inc. (the "Company"), is a securities broker-dealer which principally serves institutional investors.

At March 31, 2016, the Company has stockholders' deficiency (negative equity) of $201,916 after a net loss of $25,426 for the year ended March 31, 2016. The Company also sustained material losses in prior years. As the result of the Company's failure to maintain adequate regulatory net capital (see Note D), it has suspended its operations. Management has been in negotiations with an outside party which may result in an infusion of capital into the Company but there can be no certainty at this time that those negotiations will be successful. These factors have created a material uncertainty about the Company's ability to continue as a going concern but, based on the components of the Company's statement of financial condition and lack of any material commitments, the financial statements do not include any specific adjustments that might otherwise be necessary if the Company is unable to continue as a result of this uncertainty.

During the year ended March 31, 2016, the Company operated from the residence of its Chief Executive Officer at no charge to the Company.

Prior to the year ended March 31, 2016, the Company generated revenue principally by providing securities trading and brokerage services to institutional investors. Revenues for these services vary based on the performance of financial markets around the world. The Company also participated in underwriting transactions which generated fee income.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents may include investments in money market funds.

Property and Equipment

Property and equipment when in use is stated at cost. Expenditures that materially increase useful lives are capitalized, while ordinary maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, ranging generally from three to ten years.

Subsequent Events

Subsequent events were evaluated through July 7, 2016 which is the date the financial statements were available to be issued.

Note B – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2016 the Company had negative net capital of $202,605 which was $216,112 beneath its required net capital of $13,507. The Company's net capital ratio was -1 to 1.

As the Company is not in compliance with maintenance of its minimum net capital requirement it has suspended its operations.

Note C – Fair Value of Financial Instruments

The carrying value of cash and accrued expenses approximates fair value due to the short maturity of these instruments.

Note D - Uncertain Tax Positions

As of March 31, 2016, the Company believes it is reasonably possible the balance of the gross unrecognized tax benefits is zero and will continue to be zero in the next twelve months based on conservative income tax positions and the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

The Company's policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. As of March 31, 2016, accrued interest and penalties associated with uncertain tax positions is zero. For the year ended March 31, 2016, accrued interest and penalties associated with uncertain tax positions are zero.

The Company files income tax returns in the U.S. Federal jurisdiction and the State jurisdiction of New York. None of these taxing jurisdictions have active examinations of Company income tax returns. The Company is no longer subject to Federal and State income tax examinations for years before 2012.

KOTA GLOBAL SECURITIES INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1
AS OF MARCH 31, 2016

Stockholders' Equity (Deficiency)	$ (201,916)
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	689
Net Capital before Securities Haircuts	(202,605)
Haircuts on Securities Positions	-
Net Capital	$ (202,605)
Aggregate Indebtedness:	
Accrued expenses and other liabilities	$ 202,605
Minimum Capital Required (the greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 13,507
Excess of Minimum Requirement over Net Capital	$ (216,112)
Ratio of Aggregate Indebtedness to Net Capital	-1 to 1

KOTA GLOBAL SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-3
AS OF MARCH 31, 2016

Kota Global Securities, Inc. was exempt from the provisions of Rule 15c3-3 under Section (k)(2)(i) of the Securities Exchange Act of 1934 for the year ended March 31, 2016.

KOTA GLOBAL SECURITIES INC.
RECONCILIATIONS PURSUANT TO RULE 17a-5
AS OF MARCH 31, 2016

Net capital, per FOCUS Report, Part IIA	$ (202,605)
Accrual of additional expenses	
Net Capital, per schedule I	$ (202,605)

Aggregate Indebtedness, per FOCUS Report, Part IIA	$ (202,605)
Accrual of additional expenses	
Aggregate Indebtedness, per schedule I	$ 202,605

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804


ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Kota Global Securities, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which Kota Global Securities, Inc. identified the following provisions of 17 C.F.R §15c3-3(k) under which Kota Global Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 under Section (k)(2)(i) and Kota Global Securities, Inc. stated that Kota Global Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Kota Global Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kota Global Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, NJ
July 7, 2016

Rule 15c3-3 Exemption Report
March 31, 2016

Kota Global Securities, Inc. ("the Company")

The Company, to its best knowledge and belief, during the year ended March 31, 2016, (1) claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 and (2) met the exemptive provisions of paragraph (k)(2)(i) without exception.



Name: Matthew K. Greene
Title: CEO
Date: July 7, 2016